UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 16, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X          Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No         X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the "Company"), dated March 6, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             TEEKAY SHIPPING CORPORATION

Date: March 16, 2001                                           By:        /s/ Peter S. Antturi
                                                                                        Peter S. Antturi
                                                                                        Vice President and Chief Financial Officer

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road P.O.
Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SHIPPING TO ACQUIRE CONTROL OF UGLAND NORDIC
SHIPPING

Natural Extension of Teekay's Core Competencies to the Shuttle Tanker Market
through the Largest Public Operator in the Sector

Transaction Expected to Translate into Enhanced Financial Stability, Earnings
Accretion and Further Growth Opportunities for Teekay

Nassau, The Bahamas – March 6, 2001 – Teekay Shipping Corporation (NYSE: TK) today announced the acquisition through a wholly-owned subsidiary of 56% of Ugland Nordic Shipping (OSE: UNS) for approximately $123 million or NOK 140 per share in cash representing a 16% premium to UNS’ share price at the close of business on March 5, 2001. The transaction builds the base for Teekay’s entry into the shuttle tanker market through the acquisition of a controlling stake in the largest publicly traded shuttle tanker operator.

“We have identified the shuttle tanker market as an area of significant opportunity for Teekay consistent with our operationally-intensive and customer-focused operating strategy,” said Bjorn Moller, President and Chief Executive Officer of Teekay. “Further expanding our services in the offshore marine market is a natural extension of our core competencies and will allow us to further broaden the services that we can offer to our customers on a global basis.”

Headquartered in Sandefjord, Norway, UNS is the largest publicly traded company in this sector controlling a modern fleet of 18 shuttle tankers, which includes four vessels recently purchased from Awilco and a newbuilding program for four vessels. Three of the Company’s vessels are jointly owned with leading Swedish shipping and offshore group, Stena. The Company’s vessels have an average age of 7.5 years and operate primarily in the North Sea under fixed rate long-term contracts to customers such as Statoil/Navion, PGS and Exxon Mobil. In addition, UNS owns 17.3% of the publicly traded company Nordic American Tanker Shipping Ltd (AMEX: NAT), the owner of three Suezmax tankers on a long-term contract to BP Shipping (current market value of UNS’ stake is $30 million).

“UNS has demonstrated significant growth over the past five years expanding its fleet from five vessels in 1995 to 18 vessels today and growing its operating profits correspondingly,” said Moller. “We are excited about the prospects of adding UNS’ shuttle tanker expertise to Teekay’s global franchise and continuing to add to the growth of the business.”

Teekay acquired the 56% stake from the members of the UNS Board of Directors and several institutional investors. Teekay will promptly launch a mandatory bid for the remaining shares in UNS at NOK 140 per share as required by Norwegian law. The UNS Board of Directors will recommend that the mandatory bid be accepted by the remaining shareholders. The mandatory offer is expected to be completed by the end of April. The offer values the remaining shares at approximately $100 million. UNS also has debt of $560 million net of cash (including payments to be made for the four newbuildings).

Before synergies, Teekay expects this transaction to be modestly accretive to earnings in the first twelve months and low double digit accretive to earnings in a mid-cycle tanker market once all of the newbuildings have been delivered. “In addition to the earnings accretion, the long-term contract nature of UNS’ business will also add significant stability to Teekay’s financial performance,” said Moller.

Goldman, Sachs & Co. served as financial advisor to Teekay. DnB Markets and Fondsfinans served as financial advisors to UNS.

TEEKAY

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs approximately 300 on-shore and more than 2,700 seagoing staff around the world. The Company’s modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

UNS

Ugland Nordic Shipping ASA is one of the world’s largest owners of shuttle tankers transporting crude oil from offshore production platforms to refineries. UNS is a customer-oriented shipping company which brings together ships, people and ideas to provide innovative solutions in offshore and tanker shipping.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding future earnings and the Company’s financial performance. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and changes in the offshore production of oil.

For media enquiries contact:
Kim Barbero
Tel: +1 (604) 789-6056
Fax: +1 (604) 844-6600
Email: kim.barbero@teekay.com

For Investor Relations enquiries contact:
Geoff Dzikowski
Tel: +1 (604) 844-6616
Fax: +1 (604) 681-3011
Email: geoff.dzikowski@teekay.com

Website: www.teekay.com

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